The American West, Inc.
12691 Apple Valley Road
Apple Valley, CA 92308
August 02, 2000

United States
Securities and Exchange Commission
Washington D.C. 20549

Re:	The American West, Inc.
Registration Statement on Form 10-SB
File No. 0-32865
Filed: June 08, 2001

To whom it may concern:

     The American West, Inc. hereby withdraws its registration statement filed on form 10SB with the Securities and Exchange Commission on June 08, 2001. The Company withdraws its statement so that it can have sufficient time to amend the statement prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

Thank You,

John A. Schaffer President